Exhibit 99.1

Granite REIT Announces Its Green Bond Framework

TORONTO--(BUSINESS WIRE)--May 28, 2020--Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) today announced its Green Bond Framework.

“Sustainability has been an important part of our strategy, as our investment activity has been defined by growing our portfolio with sustainable properties and developments”, said Kevan Gorrie, Granite’s President & Chief Executive Officer. “Our Green Bond Framework enables Granite to raise capital in support of its sustainable investments and other energy conservation initiatives”.

Granite’s Green Bond Framework has been reviewed by Sustainalytics, a global leader in providing environmental, social and governance (ESG) research and analysis. Sustainalytics issued a second party opinion confirming that Granite’s Green Bond Framework aligns with the International Capital Markets Association Green Bond Principles 2018. Scotiabank acted as Green Structuring Advisor for the Green Bond Framework.

To enable investors and other stakeholders to follow the development of Granite’s green bond program and to gain insight into how the net proceeds of any green bond issuance will be used, Granite will provide annual updates on its website and in its Annual Report until the net proceeds of a green bond issuance are fully allocated to Eligible Green Projects, as defined in the Green Bond Framework.

Copies of Granite’s Green Bond Framework and Sustainalytics’ second party opinion are available on Granite’s website at: https://granitereit.com/sustainability; and Sustainalytics’ second party opinion is also available on Sustainalytics’ website at: https://www.sustainalytics.com/sustainable-finance/our-work/.

For further information on Granite’s sustainability plan, please visit Granite’s website at https://granitereit.com/sustainability.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 90 investment properties representing approximately 40.3 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, and securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s intention and ability to complete an offering of green bonds, Granite’s expected investment in sustainable properties and developments and other energy conservation initiatives, the sufficiency of any offering to fund such investment, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of any offering of green bonds by Granite, Granite’s expected investment in sustainable properties and developments and other energy conservation initiatives, the sufficiency of any offering to fund such investment, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such events, performance or results will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 4, 2020 (the "Annual Information Form") and management's discussion and analysis of results of operations and financial position for the three months ended March 31, 2020 (”Q1 MD&A”). The "Risk Factors" section of the Annual Information Form and the Q1 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Contacts

Teresa Neto, Chief Financial Officer, at 647-925-7560
or
Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504